U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-13739
CUSIP NUMBER:

(Check One):

[ ]  Form 10-K   [ ]  Form 20-F    [ ]  Form 11-K   [X] Form 10-Q  [ ]  Form N-SAR  [ ]    Form N-CSR For Period Ended: June 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Report ended: ______________________

         Read Instruction (on back page) Before Preparing Form. Please Print or Type.br>

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UniSource Energy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

One South Church Avenue, Suite 100

Address of Principal Executive Office (Street and Number)

Tucson, AZ 85701

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On August 5, 2004, UniSource Energy Corporation (the “Company”) issued a press release, a copy of which is attached hereto (the “Press Release”), announcing, among other things, that during the second quarter of 2004, Tucson Electric Power Company (“TEP”), the Company’s principal subsidiary, adopted new estimating procedures to determine unbilled revenues. The Company believes that, on a cumulative basis since 1998 or earlier, additional revenues at TEP that should be recognized, could amount to as much as $37 million ($22 million after tax).

The Company is determining what portion of these additional TEP revenues should be recognized in the three- and six-month periods ended June 30, 2004. The Company is also considering whether it would be appropriate to restate financial statements to recognize portions of these revenues in prior periods.

In the Press Release, the Company also announced that its release of earnings for the three- and six-month periods ended June 30, 2004, would be delayed. The Company indicated that it would likely also delay the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the “Second Quarter 10-Q”).

As a result of the above, the Company has not finalized its financial statements as of June 30, 2004 and will be delaying the filing with the Securities and Exchange Commission of the Second Quarter 10-Q beyond August 9, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin P. Larson	(520) 571-4000
——————————————————	——————————————————
(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to determine whether there will be any significant change in results of operations from the quarter ended June 30, 2003 pending resolution of the issues described in the Press Release.

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UNISOURCE ENERGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004	/s/ Kevin P. Larson —————————————————— Vice President and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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